UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

For Immediate Release SQM REPORTS EARNINGS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Highlights
•SQM reported total revenues for the three months ended March 31, 2026 of US$1,760.1 million compared to total revenues of US$1,036.6 million for the same period last year.
•Net income for the three months ended March 31, 2026 of US$364.7 million or US$1.28 per share, compared to US$137.5 million or US$0.48 per share for the same period last year.
•In lithium: Strong sales volumes amidst strong market demand. Moving-up sales volumes guidance for the year.
•In SPN: Stronger than expected quarter in both volumes and prices. Moving-up sales volumes for the year.

SQM will hold a conference call to discuss these results on Wednesday, May 27, 2026 at 12:00pm EDT (12:00pm Chile time).
Participant Call link: https://register-conf.media-server.com/register/BIf194b8fef0d7479a82018f16e2c31fe3
Webcast: https://edge.media-server.com/mmc/p/9qtcu4gc
Santiago, Chile - May 26, 2026 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today net income for the three months ended March 31, 2026, of US$364.7 million or US$1.28 per share, an increase of 165.2% compared to US$137.5 million or US$0.48 per share reported for the same period last year.
Gross profit(1) reached US$778.6 million (44.2% of revenues) for the three months ended March 31, 2026, higher than US$304.7 million (29.4% of revenues) recorded for the three months ended March 31, 2025. Revenues totaled US$1,760.1 million for the three months ended March 31, 2026, representing an increase of 69.8% compared to US$1,036.6 million reported for the three months ended March 31, 2025.
SQM’s Chief Executive Officer, Ricardo Ramos, stated, “We delivered strong results during the first quarter of the year. In lithium, sales volumes reached approximately 69 thousand metric tons of LCE across our operations, as we continued to operate at full capacity to meet strong customer demand. Based on our current estimates, global lithium demand could exceed 1.9 million metric tons of LCE this year, while market dynamics continue to suggest a tight supply-demand balance. As a result, we have upgraded our sales volume guidance for the year, increasing our expected growth from 10% to 15%.”

He added, “The first quarter of 2026 marked our first full quarter operating alongside CODELCO through our partnership Nova Andino Litio, and the results underscore the strength of this partnership. We are operating at full capacity, delivering strong financial results, while we continue to expand production capacity. In the first quarter alone, Nova Andino Litio generated more than US$530 million in contributions to the Chilean state, including payments to CORFO, local governments, and taxes.”

“We are currently finalizing the documentation required to begin the environmental permitting process for the Salar Futuro project. We expect to submit the project to the environmental authorities in the coming months and to share further details with the market in the near term. This project will be developed by Nova Andino, and we are very enthusiastic about its potential to establish a new benchmark in lithium production.”

Mr. Ramos continued, “In our SPN business lines, we are also increasing our sales volume guidance for the year. We now expect total sales volumes to grow by approximately 10% compared to last year, driven by tighter supply conditions in Asia. This reflects reduced export availability, as Chinese producers prioritize domestic consumption and scale back potassium nitrate shipments, creating opportunities for us to serve previously undersupplied markets.”

He further noted, “In Iodine, we observed strong sales volumes and higher year-over-year prices, a trend we expect to continue into the next quarter. We are maintaining our full-year sales volume guidance, with volumes expected to be in line with last year. The seawater pipeline is currently in the commissioning phase, and we expect to bring it online during the second half of the year.”

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The CEO concluded, “We continue to see positive market dynamics across our key business lines, particularly in lithium, while remaining optimistic about our iodine and specialty plant nutrition segments. We believe we are well positioned to deliver solid results and improved returns to our shareholders, while continuing to advance our expansion plans in both lithium and iodine”

Sustainability

The Initiative for Responsible Mining Assurance (IRMA) released the Surveillance Audit Report of the Salar de Atacama operation, keeping level 75 and confirming ongoing compliance with the majority of IRMA requirements and critical standards. The report highlights improvements in safety performance, strengthened engagement with local communities, enhanced emergency preparedness, robust environmental monitoring systems, and continued progress in reducing the operation’s environmental footprint.

In addition, during the first quarter we initiated the implementation of ISO 37301, the international standard for compliance management systems, aimed at strengthening corporate governance through the identification, management and monitoring of legal, regulatory and ethical risks. This framework supports the integration of compliance into business strategy, with active involvement from both the Board and Management. Certification is expected to be achieved in the fourth quarter of this year.

Segment Analysis

Lithium and Derivatives
Revenues for lithium and derivatives totaled US$1,185.5 million during the three months ended March 31, 2026, an increase of 135.7% compared to US$502.9 million recorded for the three months ended March 31, 2025.
Gross profit(1) for the Lithium and Derivatives segment accounted for 75% of SQM’s consolidated gross profit for the three months ended March 31, 2026.
Lithium and Derivatives Sales Volumes and Revenues:

		1Q2026	1Q2025	2026/2025
Lithium and Derivatives	Th. MT (LCE)*	69.0	55.0	14.0	25%
Lithium and Derivatives Total Revenues	MUS$	1,185.5	502.9	682.6	136%

Nova Andino Litio		1Q2026	1Q2025	2026/2025
Lithium and Derivatives	Th. MT (LCE)*	62.4	52.3	10.1	19%
Lithium and Derivatives Revenues	MUS$	1,110.3	487.4	622.9	128%

International Lithium Division (**)		1Q2026	1Q2025	2026/2025
Spodumene Concentrate (SC6%)	Th. MT	38.1	18.3	19.8	108%
Lithium Hydroxide	Th. MT (LCE)*	0.9	—	0.9	—%
Lithium and Derivatives Revenues	MUS$	75.2	15.5	59.7	384%
*LCE = Lithium Carbonate Equivalent
**Reflects SQM’s attributable portion only

Lithium market overview:

During the first quarter, total lithium sales volumes reached approximately 69,000 metric tons of LCE, including approximately 62.4 thousand metric tons from Nova Andino Litio and 6.6 thousand metric tons from our International Lithium Division.

We continue to observe strong lithium demand growth, particularly driven by the rapid expansion of the BESS market, and currently expect global demand could reach approximately 1.9 million metric tons of LCE in 2026. Supported by this

SQM S.A. 1Q2026 Earnings release	2

strong demand environment and the tight market balance observed during the quarter, we believe the positive pricing trend seen in recent months could continue in the near term.

As a result, we are updating our consolidated lithium sales volume guidance and now expect total lithium sales volumes could increase by approximately 15% in 2026 compared to 2025.

•Nova Andino Litio:

We reported strong sales volumes during the first quarter and believe volumes could continue to increase quarter over quarter. We also believe average realized prices could be higher in the second quarter compared to the first quarter of the year.

Our average realized sales price increased by nearly 95% year-on-year, reaching approximately US$17.8 per kilogram. Given the tight supply-demand balance we continue to observe in the market, we believe realized prices in the second quarter could be higher than those reported in the first quarter.

•International Lithium Division:

We also reported strong sales volumes from our operations in Australia, as the Mt. Holland mine and concentrator are currently operating at full capacity. At the same time, we continue to advance the ramp-up of the Kwinana refinery, which is expected to reach nameplate capacity in 2027.

Our average realized sales price for spodumene reached approximately US$1,461 per metric ton, nearly 72% higher year-on-year.

Specialty Plant Nutrition (SPN)
Revenues from our Specialty Plant Nutrition business line for the three months ended March 31, 2026 totaled US$239.0 million, an increase of 12.6% when compared to US$212.2 million reported for the three months ended March 31, 2025.
Gross profit(1) for SPN segment accounted for 5% of SQM’s consolidated gross profit for the three months ended March 31, 2026.
Specialty Plant Nutrition Sales Volumes and Revenues:

		1Q2026	1Q2025	2026/2025
Specialty Plant Nutrition Total Volumes	Th. MT	232.5	217.2	15.3	7%
Sodium Nitrate	Th. MT	2.4	2.0	0.3	17%
Potassium Nitrate	Th. MT	127.1	117.6	9.5	8%
Specialty Blends	Th. MT	58.9	54.0	4.8	9%
Other specialty plant nutrients (*)	Th. MT	44.2	43.5	0.7	2%
Specialty Plant Nutrition Revenues	MUS$	239.0	212.2	26.8	13%
*Includes trading of other specialty fertilizers.
2026 started with strong results in the SPN business line. Sales volumes in the first quarter increased by 7%, while revenues rose by 13% year-on-year. We are increasing our sales volume guidance for 2026 and now expect growth of at least 10% across the business line compared to 2025.
This is primarily driven by developments in China, where exports of potassium nitrate were halted toward the end of March, creating supply gaps in international markets. These dynamics appear to be influenced, in part, by broader geopolitical tensions and supply chain disruptions linked to the ongoing conflict in the Middle East, which have impacted global fertilizer trade flows. SQM is well positioned, given its capabilities and available capacity, to help address this shortfall.

SQM S.A. 1Q2026 Earnings release	3

However, we believe global potassium nitrate demand could decrease by approximately 5%, as higher market prices may lead farmers to reduce purchases and rely more on existing inventories.

Looking ahead, we believe volumes, average prices, and margins could be higher in the second quarter compared to the first quarter of this year.

Iodine and Derivatives
Revenues from sales of iodine and derivatives during the first quarter of 2026, totaled US$275.9 million, an increase of 8.2% compared to US$255.0 million reported for the first quarter of 2025.
Gross profit(1) for the Iodine and Derivatives segment accounted for 19% of SQM’s consolidated gross profit for the three months ended March 31, 2026.
Iodine and Derivative Sales Volumes and Revenues:

		1Q2026	1Q2025	2026/2025
Iodine and Derivatives	Th. MT	3.8	3.6	0.2	7%
Iodine and Derivatives Revenues	MUS$	275.9	255.0	21.0	8%
Iodine and derivatives delivered another strong quarter, with volumes up 7% year-on-year and revenues increasing 8%. The average realized price, for the product and contracted/spot mix, rose approximately 1.3% versus the prior-year period, reaching US$72.3 per kilogram. We expect this trend to continue into the second quarter, as spot transaction prices have continued to increase, particularly in Asian markets.

Commercial activity during the first quarter was above normal levels and has carried into the second quarter, supported by both firmer underlying demand—which we estimate could grow approximately 3% in 2026 versus 2025, reaching around 40,000 tons—and customer restocking following relatively low inventory levels at year-end 2025.

Looking ahead, we expect sales volumes could moderate in the second half as expected new supply from third parties potentially enters the market. That said, we believe our full-year sales volumes could be in line or slightly higher with last year's levels. In the meantime, we remain focused on operating at maximum capacity, and, with the upcoming commissioning of our seawater pipeline, we expect to reach production capacity above 15,000 tons this year.

Potassium
Potassium revenues for the three months ended March 31, 2026, totaled US$34.4 million, a decrease of 19.0% when compared to revenues reported during the three months ended March 31, 2025, which totaled US$42.5 million.
Gross profit(1) for Potassium segment accounted for 0.5% of SQM’s consolidated gross profit for the three months ended March 31, 2026.
Potassium Sales Volumes and Revenues:

		1Q2026	1Q2025	2026/2025
Potassium	Th. MT	69.1	100.8	(31.7)	(31)%
Potassium Revenues	MUS$	34.4	42.5	(8.1)	(19)%
Following the previously announced reduction in sales volumes for this business line, volumes were more than 30% lower compared to the same period last year, mainly due to lower potash production at the Atacama salt flat as we prioritize higher lithium-content brines. Our average realized sales price reached nearly US$500 per ton.
We now anticipate lower sales volumes than originally guided and expect total volumes could decline by approximately 50% in 2026 compared to full-year 2025 levels.

Industrial Chemicals

SQM S.A. 1Q2026 Earnings release	4

Industrial chemicals revenues for the first quarter of 2026 reached US$18.9 million, a 0.1% increase compared to US$18.8 million recorded for the first quarter of 2025.
Gross profit(1) for the Industrial Chemicals segment accounted for 1% of SQM’s consolidated gross profit for the three months ended March 31, 2026.
Industrial Chemicals Sales Volumes and Revenues:

		1Q2026	1Q2025	2026/2025
Industrial Nitrates	Th. MT	13.0	13.0	—	—%
Industrial Chemicals Revenues	MUS$	18.9	18.8	0.02	0.1%
Both sales volumes and prices in the Industrial Chemicals business line remained flat compared to the same period last year, in line with the trend observed over the past two years. We expect this business line to continue following a similar trajectory, as traditional applications such as glass production, ceramics, explosives, metal recycling, among others, continue to show steady growth.
For 2026, we expect sales volumes to be broadly in line with 2025 levels, with prices likely to remain stable.

Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$6.3 million for the three months ended March 31, 2026, an increase compared to US$5.2 million for the three months ended March 31, 2025, due to positive market demand of the fertilizer industry market.
Financial Information
Cost of Sales
Cost of sales amounted to US$981.5 million for the three months ended March 31, 2026, an increase of 34.1% compared to US$731.9 million for the same period in 2025.
Administrative Expenses

Administrative expenses totaled US$48.9 million (2.8% of revenues) for the three months ended March 31, 2026, compared to US$43.4 million (4.2% of revenues) for the three months ended March 31, 2025.
Financial Indicators
Net Financial Expenses
Net financial expenses for the three months ended March 31, 2026 totaled US$26.9 million, compared to net financial expenses of US$34.3 million for the three months ended March 31, 2025.
Income Tax Expense
Income tax expense for the three months ended March 31, 2026, totaled US$283.9 million, compared to US$73.4 million for the same period in 2025.
Adjusted EBITDA(2)

Adjusted EBITDA for the three months ended March 31, 2026, reached US$837.0 million (Adjusted EBITDA margin of 47.6%), compared to US$359.6 million (Adjusted EBITDA margin of 34.7%) for the three months ended March 31, 2025.
Notes:
(1) A significant portion of SQM’s cost of sales are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different

SQM S.A. 1Q2026 Earnings release	5

business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
(2) Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

EBITDA Reconciliation

	For the three months ended March 31
(US$ millions)	2026	2025

Profit for the Period	402.9	138.3
(+) Depreciation and amortization expenses	107.3	98.3
(+) Finance costs	53.7	53.9
(+) Income tax expense	283.9	73.4
EBITDA	847.7	364.0
(-) Other income	3.2	1.3
(-) Other gains (losses)	—	(1.1)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	1.4	2.8
(+) Other Expenses	(10.9)	(16.6)
(+) Impairment of financial assets and reversal of impairment losses	(1.0)	—
(-) Finance income	26.8	19.7
(-) Foreign currency translation differences	(8.7)	(1.8)
Adjusted EBITDA	837.0	359.6

SQM S.A. 1Q2026 Earnings release	6

Consolidated Statement of Financial Position

	As of Mar. 31	As of Dec. 31
(US$ millions)	2026	2025

Total Current Assets	6,975.6	5,780.4
Cash and cash equivalents	2,829.4	1,750.3
Other current financial assets	1,038.1	976.6
Accounts receivable (1)	826.1	685.9
Inventory	1,882.2	1,803.5
Others	399.8	564.1

Total Non-current Assets	8,804.0	8,724.5
Other non-current financial assets	79.9	76.2
Investments in related companies	643.6	631.2
Property, plant and equipment	4,917.2	4,839.5
Other Non-current Assets	3,163.4	3,177.5

Total Assets	15,779.5	14,504.8

Total Current Liabilities	2,528.3	1,768.8
Short-term debt	324.4	470.8
Others	2,204.0	1,298.1

Total Long-Term Liabilities	5,035.0	4,682.2
Long-term debt	4,787.5	4,220.6
Others	247.5	461.7

Shareholders’ Equity before Minority Interest	5,852.2	5,691.3

Minority Interest	2,364.1	2,362.6

Total Shareholders’ Equity	8,216.3	8,053.9

Total Liabilities & Shareholders’ Equity	15,779.7	14,505.0

Liquidity (2)	2.8	3.3
__________________________________________
(1)Accounts receivable + accounts receivable from related companies
(2)Current assets / current liabilities

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Consolidated Statement of Income

	For the three months ended March 31
(US$ millions)	2026	2025

Revenues	1,760.1	1,036.6

Lithium and Derivatives	1,185.5	502.9
Specialty Plant Nutrition (1)	239.0	212.2
Iodine and Derivatives	275.9	255.0
Potassium	34.4	42.5
Industrial Chemicals	18.9	18.8
Other Income	6.3	5.2

Cost of Sales	(981.5)	(731.9)

Gross Profit	778.6	304.7

Administrative Expenses	(48.9)	(43.4)
Financial Expenses	(53.7)	(53.9)
Financial Income	26.8	19.7
Exchange Difference	(8.7)	(1.8)
Other	(7.4)	(13.5)

Income Before Taxes	686.8	211.7

Income Tax	(283.9)	(73.4)

Net Income before minority interest	402.9	138.3

Minority Interest	(38.2)	(0.8)

Net Income	364.7	137.5
Net Income per Share (US$)	1.28	0.48
__________________________________________
(1)Includes other specialty fertilizers

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About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, iodine, and potassium nitrate markets.
For further information, contact:
Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com
Megan Suitor / megan.suitor@sqm.com

For media inquiries, contact:
Nova Andino Litio: Ignacia Lopez / ignacia.lopez@novandino.com
International Lithium Division: Diana Wearing Smith / diana.wearingsmith@sqm.com
Iodine & Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the completion and implementation of the proposed partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes and sales prices, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: May 26, 2026	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO
Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.